SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2005
                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated November 15, 2005.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       JINPAN INTERNATIONAL LIMITED



                                       By: /s/ Mark Du
                                           -------------------------------------
                                           Name:  Mark Du
                                           Title: Principal Financial Officer
Dated:  November 16, 2005

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release, dated November 15, 2005.

NOVEMBER 15, 2005
ENGLEWOOD CLIFFS, NEW JERSEY
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680



JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL 'JST') INCREASING DEMAND CAUSES JINPAN TO ACCELERATE EXPANSION PLANS.


ENGLEWOOD CLIFFS, NJ-NOVEMBER 15, 2005- JINPAN INTERNATIONAL LIMITED (JST), today announced that in order to keep pace with the raising demand, The company is taking measures by building a manufacturing plant estimated about 90,000 square feet. The new facility will focus on high end products, switchgear, enclosures, substation and accessories, which are products commensurate with the increased demand. The estimated time to complete the new facility is around October 2006.

As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We look forward to realizing our goals and to continue delivering the greatest value to our customers.